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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SCHEDULE 13D
                               (AMENDMENT NO. 10)
                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                             ---------------------

                                 SYSTEMIX, INC.

                           (Name of Subject Company)

                         NOVARTIS BIOTECH HOLDING CORP.
                                      AND
                                 NOVARTIS INC.

                                    (Bidder)

                          COMMON STOCK, $.01 PAR VALUE

                         (Title of Class of Securities)

                                  871872 10 7

                     (CUSIP Number of Class of Securities)
                          ---------------------------

                         ROBERT L. THOMPSON, JR., ESQ.
                         NOVARTIS BIOTECH HOLDING CORP.
                                 NOVARTIS INC.
                            C/O NOVARTIS CORPORATION
                          608 FIFTH AVENUE, 10TH FLOOR
                            NEW YORK, NEW YORK 10020
                                 (212) 830-2401

      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)
                          ---------------------------

                                    COPY TO:
                            DAVID W. HELENIAK, ESQ.
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 848-4000
                                JANUARY 17, 1997

                           CALCULATION OF FILING FEE

       TRANSACTION VALUATION                AMOUNT OF FILING FEE
          $90,139,529.40*                        $18,027.90

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:_______________
Form or Registration No.:_____________
Filing Party:_________________________
Date Filed:___________________________

------------------------

* NOTE: The Transaction Value is calculated by multiplying $19.50, the per share tender offer price, by 16,503,282, the sum of the number of shares of common stock outstanding and the 2,003,188 shares of common stock subject to options outstanding less the exercise price of the options.

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

CUSIP NO. 871872 10 7

  1 Name of Reporting Person
   S.S. or I.R.S. Identification No. of above Person
   Novartis Biotech Holding Corp.

  2 Check the Appropriate Box if a Member of a Group (See
   Instructions)              (a)  / /
   (b)  /X/

  3 SEC Use Only

  4 Source of Funds (See Instructions)
   AF

  5 Check Box if Dislosure of Legal Proceedings is Required
   Pursuant
   to Items 2(d) or 2(e)                                  / /

  6 Citizenship or Place of Organization
   Delaware

  7 Aggregate Amount Beneficially Owned by Each Reporting Person
   11,977,699 shares of Common Stock

  8 Check if the Aggregate Amount in Row (7) Excludes Certain
   Shares (See Instructions)     / /

  9 Percent of Class Represented by Amount in Row (7)
   75.5%

 10 Type of Reporting Person (See Instructions)
   CO

CUSIP NO. 871872 10 7

  1 Name of Reporting Person
   S.S. or I.R.S. Identification No. of above Person
   Novartis Inc.

  2 Check the Appropriate Box if a Member of a Group (See
   Instructions)              (a)  / /
   (b)  /X/

  3 SEC Use Only

  4 Source of Funds (See Instructions)
   WC

  5 Check Box if Dislosure of Legal Proceedings is Required
   Pursuant
   to Items 2(d) or 2(e)                                  / /

  6 Citizenship or Place of Organization
   Switzerland

  7 Aggregate Amount Beneficially Owned by Each Reporting Person
   11,977,699 Shares of Common Stock

  8 Check if the Aggregate Amount in Row (7) Excludes Certain
   Shares (See Instructions)     / /

  9 Percent of Class Represented by Amount in Row (7)
   75.5%

 10 Type of Reporting Person (See Instructions)
   CO

    This Tender Offer Statement on Schedule 14D-1 and Amendment No. 10 to
Schedule 13D (this "Statement") relates to the offer by Novartis Biotech Holding Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Novartis Inc., a company organized under the laws of Switzerland ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of SyStemix, Inc. (the "Shares"), a Delaware corporation, at a price of $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated January 17, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is SyStemix, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 3155 Porter Drive, Palo Alto, California 94304.

    (b) The class of equity securities being sought is all the outstanding shares of Common Stock, par value $.01 per share, of the Company. The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- Section 1. Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth under "INTRODUCTION", "THE TENDER OFFER --
Section 8. Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) During the last five years, none of Purchaser or Parent, and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement", "SPECIAL FACTORS -- Related Party Transactions" and "THE TENDER OFFER -- Section 8. Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer", "SPECIAL FACTORS -- The

Merger Agreement", "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company" and "THE TENDER OFFER -- Section 8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth under "THE TENDER OFFER --Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" and "SPECIAL FACTORS -- The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth under "SPECIAL FACTORS --Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" and "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for the Shares, NASDAQ Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth under "THE TENDER OFFER --Section 8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer", "SPECIAL FACTORS -- The Merger Agreement" and "THE TENDER OFFER -- Section 8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth under "INTRODUCTION", "SPECIAL FACTORS -- Opinion of Lehman Brothers Inc.", "SPECIAL FACTORS -- Analysis of Financial Advisor to Parent" and "THE TENDER OFFER -- Section 14. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b)-(c) and (e) The information set forth under "THE TENDER OFFER -- Section
13. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth under "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for the Shares, NASDAQ Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase, Letter of Transmittal and the Agreement and Plan of Merger, dated as of January 10, 1997, among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Form of Offer to Purchase dated January 17, 1997.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4)     Form of Letter from Morgan Stanley & Co. Incorporated to Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees.

(a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
           to Clients.

(a)(6)     Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.

(a)(7)     Summary Advertisement as published in The Wall Street Journal on January 17, 1997.

(a)(8)     Joint Press Release issued by the Company and Parent on January 13, 1997.

(b)        None.

(c)        Agreement and Plan of Merger, dated as of January 10, 1997, among Parent, Purchaser and the Company.

(d)        None.

(e)        Not applicable.

(f)        None.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 1997

                                NOVARTIS BIOTECH HOLDING CORP.

                                By:  /s/ ROBERT L. THOMPSON, JR.
                                     -----------------------------------------
                                     Name: Robert L. Thompson, Jr.
                                     Title: Vice President

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 1997

                                NOVARTIS INC.

                                By:  /s/ ROBERT L. THOMPSON, JR.
                                     -----------------------------------------
                                     Name: Robert L. Thompson, Jr.
                                     Title: Attorney-in-Fact

                                 EXHIBIT INDEX

  EXHIBIT                                                                                             PAGE IN SEQUENTIAL
    NO.                                                                                                NUMBERING SYSTEM
-----------                                                                                          ---------------------

    (a)(1)   Form of Offer to Purchase dated January 17, 1997......................................

    (a)(2)   Form of Letter of Transmittal.........................................................

    (a)(3)   Form of Notice of Guaranteed Delivery.................................................

    (a)(4)   Form of Letter from Morgan Stanley & Co. Incorporated to Brokers, Dealers, Commercial
             Banks, Trust Companies and Nominees...................................................

    (a)(5)   Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
             to Clients............................................................................

    (a)(6)   Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9..............................................................................

    (a)(7)   Summary Advertisement as published in The Wall Street Journal on January 17, 1997.....

    (a)(8)   Joint Press Release issued by the Company and Parent on January 13, 1997..............

       (c)   Agreement and Plan of Merger, dated as of January 10, 1997, among Parent, Purchaser and the Company.......................................................................